

Mail Stop 3030

March 20, 2017

Via E-mail
Michael J. Senken
Chief Financial Officer
MiMedx Group, Inc.
1775 West Oak Commons Court, NE
Marietta, Georgia 30062

> **Re: MiMedx Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 8-K filed February 23, 2017**
> **File No. 001-35887**

Dear Mr. Senken:

We have reviewed your February 8, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements

Note 2. Significant Accounting Policies

Market Concentrations and Credit Risk, page 54

1.   Your December 31, 2015 Form 10-K disclosed on page 49 that revenues from AvKARE, one of your distributors which sells your products to the Federal Government, were approximately 24% and 34% of total revenue for the years ended December 31, 2015 and 2014, respectively. For each single external customer that amounts to 10 percent or more

of your revenues, please tell us the total amount of revenues from each such customer for each of the periods presented. You should consider a group of entities known to you to be under common control as a single customer, and you should consider the federal government, a state government, a local government, or a foreign government as a single customer. In future filings include the disclosure required by ASC 280-10-50-42.

2.   Please also tell us the amount of accounts receivable as of December 31, 2015 and 2016 for the customers identified in response to the above comment. In future filings, to the extent applicable, include disclosures about the concentration of credit risks for financial instruments consistent with ASC 275-10-50-19 and ASC 825-10-50-20.

Revenue Recognition, page 56

3.   We note that a portion of your revenues is generated from inventory maintained at hospitals or physician's offices. In your December 31, 2015 Form 10-K you stated that for products maintained at hospitals or with field representatives, you recognized revenue at the time the product was used or implanted. However, this disclosure has been omitted in the current year. Please tell us the significant terms of the agreements whereby you maintain inventory at hospitals, field representatives, or physician's offices and when you record the related sales of that inventory. Refer to SAB Topic 13.A(2). Tell us the amount of this inventory as of December 31, 2016. In future filings, disclose your revenue recognition policy for these sales.

4.   We note from page 31 that your audit committee of the board of directors engaged outside counsel to conduct an investigation that generally included a review of whether or not you have properly recognized revenue arising out of claims of former employees with whom you are currently in litigation. Please provide us with a copy of the summarized findings of that investigation.

5.   Please tell us the significant terms of your sales to the federal government under the Federal Supply Schedule.

6.   Your disclosure discusses independent stocking distributors. Please tell us the significant terms of your agreements with third-party representatives and explain the difference between them and your independent stocking distributors.

7.   Please tell us whether or not you consider AvKARE an independent stocking distributor and whether the disclosed revenue recognition policy for the independent stocking distributors similarly applies to AvKARE.

Note 4. Acquisition of Stability, page 60

8.   You disclose that goodwill was determined based on an independent appraisal of the assets and liabilities acquired in the acquisition of Stability. Please revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers similar to your response to comment 4 to our letter dated October 28, 2016. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/comfin/guidance/sasinteip.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

9.   We note that the fair value of the earn-out contingent consideration for the Stability acquisition at the date of acquisition is $33.2 million as shown on page 11 of your Form 10-Q for the quarterly period ended March 31, 2016. That amount changed to $25.6 million in your Form 10-Q for the quarterly period ended June 30, 2016. And changed again to $17.5 million as of December 31, 2016. Please respond to the following:

   *   Tell us why the amounts shown in the column for provisional amounts from your March 31, 2016 10-Q in the table on page 63 of your 10-K do not agree to the amounts in your March 31, 2016 Form 10-Q. That is, these amounts do not appear to be the acquisition date purchase price allocations.
   *   Explain to us what additional information about facts and circumstances that existed at the acquisition date you obtained after that date and the dates you obtained that information. Refer to ASC 805-30-35-1.
   *   Provide us with your calculations of the fair value of the contingent consideration as of the acquisition date, June 30, 2016, and December 31, 2016.
   *   Tell us how much the former shareholders of Stability earned for fiscal 2016 under the earn-out consideration and where the amount earned is reflected in your financial statements.

10.   As agreed in your response to comment 8 to our letter dated October 28, 2016, and with respect to your contingent consideration for the Stability acquisition, in future filings please disclose, as required by ASC 805-30-50-1(c), the amount of contingent consideration recognized as of the acquisition date and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why you cannot estimate a range. Since the maximum amount of the payment is unlimited, please disclose that fact consistent with ASC 805.

11.   As agreed in your response to comment 10 to our letter dated October 28, 2016, in future filings, for each reporting period after the acquisition date until you settle the contingent consideration liability (or the liability is cancelled or expires), consistent with ASC 805-30-50-4, please provide the reconciliation disclosures about fair value required by ASC 820-10-50-2(c) for the contingent consideration.

Schedule II. Valuation and Qualifying Accounts, page 79

12.   Tell us why your allowance for product returns increased to $8.3 million, or 3.4% of net sales, in fiscal 2016, from $3.3 million, or 1.8% of net sales, in fiscal 2015. Show us the significant components of the balance as of December 31, 2016. Please tell us your return policies and practices and explain the nature of any changes in your return policies and practices. We note from your response to comment 2 to our letter dated January 25, 2017 that your distributors do not have contractual rights of return or exchange and you only accept returns in limited situations.

13.   In response to comment 2 of our letter dated January 25, 2017, you told us that sales allowances consist of contractual administrative fee deductions and miscellaneous non-contractual accommodation credits. Please clearly describe these items to us, including the transactions and circumstances that give rise to them.

Form 8-K filed February 23, 2017

Exhibit 99.1

14.   You disclose that your final revenue is $1.8 million lower than you pre-released on January 9, 2017 because you are taking a very conservative approach related to the transition of your arrangements with AvKare. Please respond to the following:

- Tell us the reasons for the changes in the termination and repurchase obligations from the original agreement and each subsequent amendment with AvKare, and tell us how you accounted for each of the termination and repurchase obligations, citing the accounting literature you relied upon.
- Explain to us what you mean by "a very conservative approach" and how that approach is consistent with US GAAP.
- Explain to us whether your change is a change in accounting principal, a change in accounting estimate, or the correction of an error. Tell us the basis for your conclusion and provide any supporting analysis. Refer to ASC 250.
- Tell us whether you identified any other distribution arrangements where your revised accounting is required. If you did identify any others, describe them to us.
- Quantify the impact of the change in your accounting for the AvKare agreement for fiscal years 2014, 2015, and 2016.
- Tell us whether you plan to reflect that change in the financial statements and if not, why.

15.   In your response, specifically address the changes in Sections 18.1 and 18.4 of your agreement as a result of the third amendment and the changes in Sections 18.1 and 18.4 as a result of the fourth amendment.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery